ROPES & GRAY LLP
PRUDENTIAL TOWER
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December 9, 2014	Harsha Pulluru
T +1 617 951 7291
F +1 617 235 0658
harsha.pulluru@ropesgray.com

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: Ms. Karen Rossotto

Re:                             Baillie Gifford Funds (Registration No. 811-10145) - Responses to Comments Regarding Post-Effective Amendment No. 18 to Registration Statement on Form N-1A filed on April 30, 2014

Dear Ms. Rossotto:

On April 30, 2014, Baillie Gifford Funds (the “Trust,” and each of its series, a “Fund”) filed Amendment No. 18 (“Amendment No. 18”) under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Trust’s Registration Statement on Form N-1A. On June 24, 2014 and July 25, 2014, you provided, via telephone, oral comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding Amendment No. 18. We respectfully submit this comment response letter on behalf of the Trust and have, for your convenience, summarized the Staff’s comments, followed by the Trust’s responses, in the main body of text below.

To the extent responses below indicate that a change will be made in response to a comment, those changes will be reflected in the next amendment to the Trust’s Registration Statement.

Prospectus for Private Placement (“Prospectus”)

All Funds — Principal Investment Objective

1.                                      Please delete any disclosure within each Fund’s investment objective regarding the Fund’s investments, as this relates to the Fund’s investment strategy rather than its investment objective.

Response: The requested change will be made.

All Funds — Fees and Expenses

2.                                      Please explain supplementally why the line item “Purchase Premium” in included in each Fund’s Fees and Expenses table.

Response: The “Purchase Premium” was included in each Fund’s Fees and Expenses table because it is a fee that is directly paid from each shareholder’s investment.  The Trust notes that Section 10(d)(4) of the 1940 Act specifically countenances the imposition of a purchase premium or a redemption fee of not more than 2%.  These fees are paid to and retained by the relevant Fund and are intended to cover brokerage and other expenses incurred by the Fund as a result of a purchase or redemption by allocating estimated transaction costs to the purchasing shareholder.  In order to further clarify the basis for these fees, the Trust has also replaced the terms “purchase premium” and “redemption fee” with “purchase anti-dilution levy” and “redemption anti-dilution levy,” respectively.  The Trust believes that these new terms make clear to shareholders that the Funds, rather than Baillie Gifford Overseas Limited, the Funds’ investment adviser, retains these fees.

All Funds — Example of Expenses

3.                                      Please consider revising the “Example of Expenses” for each Fund to include the relevant expense calculations on an initial investment of $10,000 rather than $1,000,000 in accordance with Item 3 of Form N-1A.

Response: The requested change will be made.

All Funds — Principal Investment Strategies

4.                                      For any Fund that uses the phrase “located in” with regard to investments in certain geographic regions, please provide additional disclosure that describes how the Fund will invest its assets in investments that are tied economically to those geographic areas.

Response: In the “Other Important Information About the Funds” section of the Prospectus, the Trust describes how it determines whether an issuer is “located in” a particular country for the purposes of compliance with its investment policies, including: “(i) whether the issuer’s securities are principally traded in the country’s markets; (ii) where the issuer’s principal offices or operations are located; and (iii) the percentage of the issuer’s revenues derived from goods or services sold or manufactured in the country. The Manager may also consider other factors in making this determination. No single factor will necessarily be determinative nor must all be present for the Manager to determine that an issuer is located in a particular country.” Accordingly, the Trust respectfully submits that the current disclosure adequately addresses how the Fund will invest its assets in investments that are tied economically to the applicable geographic region, and the Trust doe not currently intend to introduce additional disclosure.

All Funds — Primary Investment Risks

5.                                      If any Fund invests in unsponsored depositary receipts, disclose the risks associated with such investments.

Response: None of the Funds currently invests in unsponsored depositary receipts. The Trust, therefore, does not currently intend to introduce additional disclosure in response to this comment.

International Equity Fund — Principal Investment Strategies

6.                                  The Principal Investment Strategies section of the International Equity Fund’s Prospectus states that the Fund will invest in securities issued by companies predominately located in countries contained in the MSCI ACWI (ex US) Index.  Please describe what countries are included in this index within the Principal Investment Strategies disclosure.  Furthermore, please disclose whether emerging markets securities are included within this index.

Response: The requested change will be made.

International Choice Fund — Performance

7.                                      Please explain supplementally why the Class 2 performance information included in the risk/return bar chart and table is a synthetic return based on the performance of both Class 1 and Class 2 shares.

Response: Because the International Choice Fund has annual returns for the calendar year ending December 31, 2013, it is required to provide a risk/return bar chart and table pursuant to Item 4(b)(2) of Form N-1A.  The synthetic return is included, however, because no single class of the Fund was outstanding for the entirety of the calendar year ending December 31, 2013.  The Fund commenced operations on September 24, 2012 with its Class 1 shares.  The Fund’s Class 2 shares then commenced operations on April 9, 2013, the same day that all outstanding Class 1 shares of the Fund were redeemed.  As a result, the performance information that is included for the Fund is a synthetic return based on the performance of Class 2 shares from its inception on April 9, 2013 to December 31, 2013, plus the Class 1 performance from January 1, 2013 to April 8, 2013, adjusted for the different shareholder servicing fee that applies to Class 1 shares.  The shareholder service fee is currently the only fee or material expense that causes any difference between the various classes of the Funds.

EAFE Fund — Principal Investment Strategies

8.                                      Please explain the phrase “listed equity securities” as used in the “Principal Investment Strategies” section of the EAFE Fund’s Prospectus.

Response: The term “listed equity securities” is intended to refer to an equity security that is traded on a stock exchange.  This term will be clarified in the EAFE Fund’s disclosure.

EAFE Pure Fund — Fees and Expenses

9.                                      Please describe how footnote (b) to the “Other Expenses” row in the Annual fund Operating Expenses table is in compliance with Form N-1A.

Response: The Trust respectfully submits that such disclosure is consistent with Instruction 6(a) to Item 3 of Form N-1A, which requires disclosure to the fee table which includes “a footnote to the table [stating] that ‘Other Expenses’ are based on estimated amounts for the current fiscal year.” As the Fund is aimed at institutional investors and would seek a relatively large initial investment before commencing operations, the Trust believes that $50 million in assets represents a reasonable estimation of the size of the Fund during its first year of operation. This estimated level of shareholder seeding is also consistent with the initial investments that have historically been made into the other Funds that have already commenced operations. As such, the footnote has been retained, and no additional disclosure will be made in response to this comment.

10.                               If the investment adviser can recoup fees that are waived, please include disclosure detailing the ability to recoup the waived fees.

Response: The Trust confirms that the investment adviser cannot recoup the amount of fees waived under the current expense waiver agreements. Therefore, no additional disclosure will be made in response to this comment.

11.                               Please disclose if, and under what circumstances, the fee waiver arrangement may be terminated before the stated end date.

Response: The following sentence will be added to footnote (c), which describes the fee waiver arrangement: “This contractual agreement may only be terminated by the Board of Trustees of the Trust.”

Emerging Markets Bond Fund — Investment Objective; Principal Investment Strategies; Investment Policies

12.                               Please revise the investment strategy language to state that the Fund will invest at least 80% of its net assets in bonds in accordance with Rule 35d-1 by stating that “the Fund will invest at least 80% of its net assets (plus any borrowings for investment purposes) in bonds ~~and other debt instruments~~ that are issued by borrowers located in emerging market countries or are denominated in the currencies of emerging market countries.”

Response: Footnote 13 to the adopting release to Rule 35d-1 states that, as proposed, Rule 35d-1 “would have required an investment company with a name that suggests that the company focuses its investments in a particular type of security to invest at least 80% of its assets in the indicated securities… We have modified this language to require that an investment company that suggests that the company focuses its investments in a particular type of investment invest at least

80% of its assets in the indicated investments… [T]his would permit an investment company to include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket” (emphasis in original). The Trust respectfully submits that the currency swaps, inflation swaps, bond futures, interest rate futures, and deliverable and non-deliverable currency forwards, have “economic characteristics similar” to bonds, allowing the Fund to get exposure to bond investments. Accordingly, the Trust respectfully submits that the current disclosure complies with the requirements of Rule 35d-1, and no additional disclosure is intended in response to this comment.

Emerging Markets Bond Fund — Principal Risks; Investment Policies

13.                               If investment in derivatives is a principal investment strategy of the Fund, please include enhanced disclosure on the types of derivatives used by the Fund and the risks associated with such derivatives.

Response: As the Fund’s intended use of derivatives is limited in scope and does not constitute a principal investment strategy of the Fund, the Trust does not believe it would be appropriate to further emphasize derivatives in the “Principal Risks” section. In addition, the disclosure under “Investment Policies” for this Fund states that “derivatives may be used from time to time in keeping with the Fund’s objective, typically with the intention of altering the Fund’s currency or market exposure and either enhancing or protecting the return on the Fund. The derivatives the Fund may invest in include interest rate swaps, currency and cross currency swaps, inflation swaps, bond futures, interest rate futures. And deliverable and non-deliverable currency forwards.” Further, “Derivatives Risk,” “Counterparty and Third Party Risk,” and “Over-the-Counter Risk” are listed as Principal Risks of the Fund, and such disclosure adequately addresses the risks associated with the types of instruments in which the Fund may invest. Accordingly, the Trust respectfully submits that the current disclosure adequately addresses the use of derivatives, and no additional disclosure is intended in response to this comment.

Long Term Global Growth Equity Fund — Principal Investment Strategies

14.                               The Principal Investment Strategies section for the Long Term Global Growth Equity Fund states that the “the Fund will invest at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities.” Please explain why the Trust believes the terms “long term” and “growth” in the Fund’s name do not implicate the 80% requirement in Rule 35d-1 under the 1940 Act.

Response: The Trust believes that the terms “long term” and “growth” as used in the Fund’s name do not give rise to an 80% requirement under Rule 35d-1 because they connote a type of investment strategy or process, rather than a particular type of investment.(1) As indicated in the Principal Investment Strategies section for the Fund, the Fund’s portfolio managers will seek long-term capital appreciation through the active management of its portfolio, in a non-indexed style, by making investments in selected businesses which, on the basis of fundamental research, the portfolio managers believe show that they may grow and enjoy sustainable competitive advantages in their markets. The Trust believes that the Fund’s disclosure regarding its investment strategy is clear, and that the terms “long term” and “growth” would not lead a reasonable investor to conclude that the Fund invests in a manner that is inconsistent with that strategy.

Long Term Global Growth Equity Fund; North American Equity Fund — Principal Risks

15.                               Please include disclosure for small- and mid-capitalization risk if investing in small- and mid-capitalization issuers is a principal investment strategy for the Fund.

Response: Although there is no limitation on the capitalization of issuers in which the Fund may invest, the Trust observes that small- and mid-capitalization risk is not a principal risk for the Fund as the Fund does not specifically focus on or target investments in small- and/or mid-capitalization issuers as a principal investment strategy. Disclosure is also present in the “Investment Objectives and Policies” section of the Prospectus that accounts for risk of the Funds’ investments in small- and/or mid-capitalization issuers, stating: “The Funds are subject to numerous risks that are described in this Memorandum, and, in the case of those Funds that may be invested… in issuers with smaller to medium-sized market capitalizations (e.g., market capitalizations of less than $5 billion), the Funds may present greater risks than mutual funds investing primarily in… securities with larger market capitalizations.” The Trust further observes that the following disclosure is included under “Equity Securities Risk” in the Primary Investment Risks section of the Prospectus: “The Funds may invest in the equity securities of issuers with smaller to medium-sized market capitalizations (e.g., market capitalizations of less than $5 billion). Such investments may involve greater risk than the equity securities of larger, more established companies. These smaller companies may have limited product lines, markets or financial resources, or they may depend on a few key employees. The equity securities of such companies may trade less frequently and in lesser volume than more widely held securities, and their values may fluctuate more sharply than other securities. They may also trade in the over-the-counter market or on a regional exchange, or may otherwise have limited liquidity.” Accordingly, the Trust respectfully submits that the current disclosure adequately addresses investment in small- and mid-capitalization issuers, and no additional disclosure is intended in response to this comment.

(1)  As noted by the Commission in the adopting release for Rule 35d-1, “the rule does not apply to fund names that incorporate terms such as ‘growth’ or ‘value’ that connote types of investment strategies as opposed to types of investments.” SEC Release No IC-24828 (Jan. 17, 2001).

Statement of Additional Information

16.                               Please disclose any ongoing arrangements to make available information about a Fund’s portfolio securities to any person, including the identity of the persons who receive information pursuant to such arrangements per Item 16(f)(2).

Response: The requested change will be made.

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As requested, on behalf of the Trust, we acknowledge that: (i) the Commission is not foreclosed from taking any action with respect to this filing; (ii) the Commission’s staff’s review of this filing, under delegated authority, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Trust will not assert the Commission’s staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

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Please do not hesitate to call me at 617-951-7291 if you have any questions or require additional information.

Sincerely,

/s/ Harsha Pulluru

Harsha Pulluru